UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

704723 105

(CUSIP Number)

200 State Street, 13th Floor

Boston, MA 02109

(617) 925-7848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723 105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Corey McCann
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,157,565
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,157,565
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,829,995 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person IN

(1)

Consists of (i) 8,157,565 Pear Class A Common Shares held directly by Corey McCann; (ii) 1,685,913 Pear Class A Common Shares held by The Corey M. McCann Irrevocable Trust of 2021 (the “McCann Irrevocable Trust”), and (iii) 986,517 Pear Class A Common Shares held by The McCann Family Trust (the “McCann Family Trust,” and, together with the McCann Irrevocable Trust, the “McCann Trusts”). Mia E. Moll, the Trustee of the McCann Irrevocable Trust, is the sister of Corey McCann and holds voting and investment control over the shares held by the McCann Irrevocable Trust. Mia E. Moll acts as Investment Advisor and Concord Trust Company, LLC acts as Trustee of the McCann Family Trust; the Investment Advisor has full voting and dispositive control over the Pear Class A Common Shares held by the McCann Family Trust. By virtue of the foregoing, Corey McCann may be deemed to be the beneficial owner of the Pear Class A Common Shares held by each of the McCann Trusts. Dr. McCann disclaims beneficial ownership of the shares of Pear Class A Common Shares held by each of the McCann Trusts, except to the extent of any pecuniary interest therein.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Pear Class A Common Shares”), of Pear Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 200 State Street, 13th Floor, Boston, Massachusetts 02109. Prior to the Business Combination (as defined below), the Issuer was known as Thimble Point Acquisition Corp. (“THMA”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Corey McCann (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Pear Therapeutics, Inc., 200 State Street, 13th Floor, Boston, MA 02109. The Reporting Person’s present principal occupation is President and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received an aggregate of 8,157,565 Pear Class A Common Shares, and the McCann Trusts (as defined below) received an aggregate of 2,672,430 Pear Class A Common Shares.

Item 4.	Purpose of Transaction.

Business Combination

On December 3, 2021 (the “Closing Date”), pursuant to a business combination agreement, dated June 21, 2021 (the “Business Combination Agreement”), by and among THMA, Oz Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of THMA (the “Merger Sub”) and Pear Therapeutics, Inc. (“Pear US”):

•

Merger Sub merged with and into Pear US, with Pear US surviving as a wholly-owned subsidiary of the Issuer (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”);

•

each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was automatically converted into an equal number of Pear US common shares, par value $0.0001 per share (the “Pear US Common Shares”), which shares shall constitute the only outstanding shares of capital stock of Pear US to be held by the Issuer;

•

all issued and outstanding shares of Pear US’ capital stock (other than shares held by the Issuer) converted at a ratio of approximately 1.47 into an aggregate of 113,399,293 Pear Class A Common Shares.

•	all shares of Pear US’ capital stock held in treasury were canceled without any conversion thereof;

•

all of the outstanding options of Pear US to acquire Pear US Common Shares were assumed by the Issuer and converted at a ratio of approximately 1.47 into options to acquire an aggregate of approximately 18,713,285 Pear Class A Common Shares;

•

all of the 6,900,000 outstanding shares of THMA shares of Class B common stock, par value $0.0001 per share, held by the Sponsor and the former independent directors of THMA converted into an aggregate of 6,900,000 Pear Class A Common Shares;

•

all of the remaining outstanding THMA units were separated, pursuant to their terms, into one Pear Class A Common Shares and one-third (1/3) of one redeemable warrant (and THMA’s units ceased trading on the Nasdaq);

•

the Issuer issued an aggregate of 10,280,000 Pear Class A Common Shares to certain investors pursuant to subscription agreements effective as of June 21, 2021 entered into between the investors signatory thereto and THMA; and

•

the Issuer issued an aggregate of 6,387,026 Pear Class A Common Shares to a certain investor, pursuant to that certain Forward Purchase Agreement, dated February 1, 2021, entered into between THMA and the investor, as amended.

Registration Rights Agreement

Pursuant to the Business Combination Agreement, the Reporting Person entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Reporting Person (i) agreed not to effect any sale or distribution of any of his Pear Class A Common Stock for a period of 180 days following the Closing Date (the “Lock-Up Period”), other than pursuant to certain exceptions described therein (the “Lock-Up”), including but not limited to (a) to the transfer of such Pear Class A Common Shares to a trust or other entity formed for estate planning purposes for the primary benefit of the Reporting Person’s spouse, domestic partner, parent, sibling, child or grandchild or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin, and (b) acquired in the public market; and (ii) was granted certain registration rights with respect to his Pear Class A Common Shares.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of the Pear Class A Common Shares held by the Reporting Person within 20 business days of the Closing Date. Up to once in any six-month period, the Reporting Person may request to sell all or any portion of his Pear Class A Common Shares in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $15 million. The Issuer also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice, subject to the terms of the Lock-Up, and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 10,829,995

•	Percent of Class: 7.9%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 8,157,565

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 8,157,565

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 8,157,565 Pear Class A Common Shares held directly by Corey McCann; (ii) 1,685,913 Pear Class A Common Shares held by the McCann Irrevocable Trust, and (iii) 986,517 Pear Class A Common Shares held by the McCann Family Trust. Mia E. Moll, the Trustee of the McCann Irrevocable Trust, is the sister of Corey McCann and holds voting and investment control over the shares held by the McCann Irrevocable Trust. Mia E. Moll acts as Investment Advisor and Concord Trust Company, LLC acts as Trustee of the McCann Family Trust; the Trustee acts at the direction of a distribution committee, whose actions over the Pear Class A Common Shares held by the McCann Family Trust are subject to the approval of Corey McCann pursuant to the trust agreement. By virtue of the foregoing, Corey McCann may be deemed to be the beneficial owner of the Pear Class A Common Shares held by each of the McCann Trusts. Dr. McCann disclaims beneficial ownership of the shares of Pear Class A Common Shares held by each of the McCann Trusts, except to the extent of any pecuniary interest therein.

The above percentage is based on 137,799,218 Pear Class A Common Shares outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under the heading “Registration Rights Agreement” under Item 4 above, is incorporated by reference into this Item 6. Additionally, solely for estate planning purposes, the Reporting Person entered into trust agreements on June 21, 2021 and August 10, 2021 to establish the McCann Irrevocable Trust and the McCann Family Trust, respectively. Pursuant to the trust agreements, the Reporting Person transferred 1,145,000 Pear US Common Shares to the McCann Irrevocable Trust and 670,000 Pear US Common Shares to the McCann Family Trust, which converted into 1,685,913 Pear Class A Common Shares and 986,517 Pear Class A Common Shares, respectively, as a result of the closing of the Business Combination.

Pursuant to the trust agreements Mia E. Moll, the sister of the Reporting Person, acts as Investment Advisor to the McCann Family Trust and as Trustee to the McCann Irrevocable Trust and has full voting and dispositive control over the shares held by the McCann Trusts.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Business Combination Agreement, dated as of June 21, 2021, by and among Thimble Point Acquisition Corp., Oz Merger Sub Inc. and Pear Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2021).

2	Amended and Restated Registration Rights Agreement, dated as of December 3, 2021, by and among the Issuer and certain of its shareholders, including the Reporting Person (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 6, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021

By:	/s/ Corey M. McCann
Name:	Corey M. McCann, M.D., Ph.D.